Form 8-B/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           Registration of Securities of Certain Successor Issuers

                  Filed Pursuant to Section 12(b) or (g) of
                     The Securities Exchange Act of 1934





                           New Century Energies, Inc.
             (Exact name of registrant as specified in its charter)



                      Delaware                       84-1334327
            (State or other jurisdiction of       (I.R.S. Employer
             incorporation or organization)       Identification No.)


            1225 Seventeenth Street, Denver, Colorado     80202
             (Address of principal executive offices)   (Zip Code)

      Securities to be registered pursuant to Section 12(b) of the Act:

           Common Stock, $1.00 par value        New York Stock Exchange
                 (Title of class)          (Name of each exchange on which each
                                                  class is to register)


    Securities to be registered pursuant to Section 12(g) of the Act: None


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Item 1.     General Information.

      (a)  New  Century  Energies,   Inc.  (the  "Registrant"  or  "NCE")  was
      organized as a corporation under the laws of the State of Delaware on August 21, 1995.

      (b)  The Registrant's fiscal year ends on December 31 of each year.


Item 2.     Transaction of Succession.
      (a) The predecessors of NCE were Public Service Company of Colorado, a Colorado corporation ("PSCo") and Southwestern Public Service Company, a New Mexico corporation ("SPS"). The Common Stock, $5.00 par value, of PSCo was registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 at the time of succession. The Common Stock of SPS, par value $1.00, was registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 at the time of succession.

      (b) At the PSCo Special Meeting (the "PSCo Meeting"), held on January 31, 1996, and the SPS Annual Meeting (the "SPS Meeting"), held on January 31, 1996, shareholders of PSCo and SPS, respectively, approved an Agreement and Plan of Reorganization dated as of August 22, 1995, as amended (the "Merger Agreement"), among PSCo, SPS and the Registrant and the plans and agreements of merger contained therein, pursuant to which, among other things, (i) PSCo Merger Corp., a wholly-owned subsidiary of the Registrant, will be merged with and into PSCo with PSCo to be the surviving corporation (the "PSCo Merger"); (ii) SPS Merger Corp., a wholly-owned subsidiary of the Registrant, will be merged with and into SPS, with SPS to be the surviving corporation (the "SPS Merger"); and (iii) PSCo and SPS will become wholly-owned subsidiaries of the Registrant. The PSCo Merger and the SPS Merger are hereinafter referred to as the "Mergers."

      Upon consummation of the Mergers, pursuant to the Merger Agreement:

                  Each  issued  and  outstanding  share  of PSCo  common  stock, together with the associated right (the "PSCo Right") (the PSCo common stock and the PSCo Right are hereinafter referred to collectively as the "PSCo Common Stock") to purchase share of PSCo Common Stock pursuant to the terms of the Rights Agreement between PSCo and Mellon Bank, N.A., as Rights Agent thereunder, dated as of February 26, 1991, as amended (the "PSCo Rights Agreement") (other than any shares of PSCo Common Stock (i) owned by PSCo, any subsidiary of PSCo, SPS or any subsidiary of SPS, all of which will be cancelled without consideration and will cease to exist or (ii) held by holders of PSCo Common Stock who dissent in compliance with all applicable provisions of the Colorado Business Corporation Act), will be converted into the right to receive one share of New Century common stock, par value $1.00 per share.

                  Each  issued  and  outstanding  share  of  SPS  common  stock, together with the associated right (the "SPS Right") (the SPS common stock and the SPS Right are hereinafter referred to collectively as the "SPS Common Stock") to purchase shares of SPS Common Stock pursuant to the terms of the Rights Agreement between SPS and Society National Bank, successor to Ameritrust Company National Association, as Rights Agent thereunder, dated as of July 23, 1991, as amended (the "SPS Rights Agreement") (other than any shares of SPS Common Stock (i) owned by SPS, any subsidiary of SPS, PSCo or any subsidiary of PSCo, all of which will be cancelled without consideration and will cease to exist or (ii) held by holders of SPS Common Stock who dissent in compliance with all applicable provisions of the New Mexico Business Corporation Act), will be converted into the right to receive 0.95 of one share of New Century Common Stock.

            In addition, upon consummation of the Mergers, pursuant to the Merger Agreement:

                  All  shares of  capital  stock of the  Registrant  issued  and outstanding immediately prior to the Mergers will be cancelled without consideration and will cease to exist.

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A more  complete  description  of the  Mergers is  contained  in the Joint Proxy
Statement dated December 13, 1995, for the Special Meeting of Shareholders of Public Service Company of Colorado held on January 31, 1996 and the Annual Meeting of Shareholders of Southwestern Public Service Company held on January 31, 1996. A copy of the Joint Proxy Statement is filed as Exhibit 99 to this registration statement.

Item 3.     Securities to be Registered.
The Registrant is authorized to issue 260 million shares of Common Stock, of which 200 shares were issued and outstanding as of April 15, 1997. No shares are held by or for the account of Registrant. It is anticipated that up to 106,794,443 shares of Common Stock will be issued in the Merger.

Item 4.     Description of Registrant's Securities to be Registered.
A  description  of  the   Registrant's   Common  Stock  is  contained  in  the
Registrant's Form S-4, File No. 33-64951.

Item 5.     Financial Statements and Exhibits.
List below all financial statements and exhibits, if any, required to be filed as a part of the application or statement.

      (a)  Financial Statements

            Audited financial statements for Registrant's fiscal year ended December 31, 1996/(1)/


      (b)  Exhibits.

                        2     Agreement  and Plan of  Reorganization  dated as
                  of August 22, 1995, as amended, among Public Service Company of Colorado, Southwestern Public Service Company and New Century Energies, Inc./(2)/

                        3.1   Registrant's     Restated     Certificate     of
                  Incorporation/(1)/

                        3.2   Registrant's By-laws/(2)/

                        10.1  Employment Agreement of Bill D. Helton/(2)/

                        10.2  Employment Agreement of Wayne H. Brunetti/(2)/

                        99 Joint Proxy  Statement  dated  December 13, 1995, for
                  the Shareholders of Public Service Company of Colorado held on January 31, 1996 and Annual Meeting of Shareholders of Southwestern Public Service Company held on January 31, 1996 (the "Proxy Statement")./(2)/


            [1]   Included in Registrant's Form 10-K filed February 12, 1997.

            [2]   Filed with Form S-4,  File No. 33-64951.


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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           New Century Energies, Inc.

                        By:   /s/R. C. Kelly
                              R. C. Kelly
                              Executive Vice President and
                             Chief Financial Officer



Dated:      May 9, 1997


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